UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 30, 2023

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On October 30, 2023, McDonald's Corporation issued an investor release reporting its results for the third quarter and nine months ended September 30, 2023. A copy of the investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the third quarter and nine months ended September 30, 2023. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued October 30, 2023: McDonald's Reports Third Quarter 2023 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Nine Months Ended September 30, 2023

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 30, 2023

By: /s/ Catherine Hoovel

Catherine Hoovel
Senior Vice President – Corporate Controller

Exhibit 99.1



FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**

10/30/2023   Investors: Mike Cieplak, investor.relations@us.mcd.com

                                             Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS THIRD QUARTER 2023 RESULTS

- **Global Systemwide sales* increased 11% for the quarter, with global comparable sales of nearly 9% and strong growth across each segment**

- **Digital Systemwide sales in our top six markets were nearly $9 billion for the quarter, representing over 40% of their Systemwide sales**

CHICAGO, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2023.

"With global Systemwide sales growth of 11%, our third quarter results reflect our position of strength as the industry leader," said McDonald's President and Chief Executive Officer, Chris Kempczinski. "The macroeconomic environment is unfolding in line with our expectations for the year, and we continued to deliver convenience and value for our customers. Thanks to the entire McDonald's System's outstanding execution of *Accelerating the Arches*, we remain confident in our future and the strategic direction of our business."

Third quarter financial performance:

- Global comparable sales increased 8.8%, reflecting strong comparable sales across all segments:

    - U.S. increased 8.1%

    - International Operated Markets segment increased 8.3%

    - International Developmental Licensed Markets segment increased 10.5%

- Consolidated revenues increased 14% (11% in constant currencies).

- Systemwide sales increased 11% (10% in constant currencies).

- Consolidated operating income increased 16% (13% in constant currencies) and included $26 million of pre-tax charges, primarily related to restructuring costs associated with the Company's internal effort to modernize ways of working (*Accelerating the Organization*).

- Diluted earnings per share was $3.17, an increase of 18% (15% in constant currencies).**

- The Company declared a 10% increase in its quarterly cash dividend to $1.67 per share.

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*Refer to page 4 for a definition of Systemwide sales.

**Refer to the table on page 3 for additional details on diluted earnings per share.

COMPARABLE SALES

	Increase/(Decrease)	
	Quarters Ended September 30,	
	2023	2022
U.S.	8.1 %	6.1 %
International Operated Markets	8.3	8.5
International Developmental Licensed Markets & Corporate	10.5	16.7
Total	8.8 %	9.5 %

- **U.S.:** Comparable sales results benefited from strong average check growth driven by strategic menu price increases. Successful restaurant level execution, effective marketing campaigns and continued digital and delivery growth contributed to strong comparable sales results.

- **International Operated Markets:** Segment performance was driven by strong comparable sales in most markets, led by the U.K., Germany and Canada.

- **International Developmental Licensed Markets:** The quarter reflected strong comparable sales in all geographic regions.

KEY FINANCIAL METRICS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$ 6,692.2	$ 5,872.1	14 %	11 %	$ 19,087.5	$ 17,256.1	11 %	11 %
Operating income	3,208.3	2,763.9	16	13	8,844.8	6,788.3	30	31
Net income	2,317.1	1,981.6	17	14	6,429.8	4,274.0	50	51
Earnings per share-diluted	$ 3.17	$ 2.68	18 %	15 %	$ 8.76	$ 5.75	52 %	53 %

Results for 2023 included the following:

- Pre-tax charges of $26 million, or $0.02 per share, for the quarter and $224 million, or $0.23 per share, for the nine months, primarily related to restructuring costs associated with *Accelerating the Organization*

Results for 2022 included the following:

- Pre-tax charges of $1,281 million, or $1.44 per share, for the nine months, related to the sale of the Company's business in Russia

- Pre-tax gain of $271 million, or $0.40 per share, for the nine months, related to the Company's sale of its Dynamic Yield business

- $537 million, or $0.72 per share, for the nine months, of nonoperating expense related to the settlement of a tax audit in France

Excluding the above items, results for both periods reflected strong operating performance driven primarily by higher sales-driven Franchised margins.

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

	Quarters Ended September 30,								
	Net Income					Earnings per share - diluted			
	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP	$2,317.1	$1,981.6	17 %	14 %	$	3.17	$ 2.68	18 %	15 %
(Gains)/charges	20.0	—				0.02	—		
Tax Settlement	—	—				—	—		
Non-GAAP	$2,337.1	$1,981.6	18 %	15 %	$	3.19	$ 2.68	19 %	16 %

	Nine Months Ended September 30,								
	Net Income					Earnings per share - diluted			
	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP	$6,429.8	$4,274.0	50 %	51 %	$	8.76	$ 5.75	52 %	53 %
(Gains)/charges	168.1	770.7				0.23	1.04		
Tax Settlement	—	537.2				—	0.72		
Non-GAAP	$6,597.9	$5,581.9	18 %	19 %	$	8.99	$ 7.51	20 %	20 %

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

<u>Constant currency</u> results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

<u>Comparable sales and comparable guest counts</u> are compared to the same period in the prior year and represent sales and transactions, respectively, at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction, natural disasters, pandemics and acts of war, terrorism or other hostilities. Restaurants in Russia were treated as permanently closed as of April 1, 2022 and therefore excluded from the calculation of comparable sales and comparable guest counts beginning in the second quarter of 2022. Comparable sales exclude the impact of currency translation and the sales of any market considered hyperinflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Beginning in the first quarter of 2023, McDonald's excluded results from Argentina and Lebanon in the calculation of comparable sales due to hyperinflation (Venezuela continues to be excluded). Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

<u>Systemwide sales</u> include sales at all restaurants, whether operated by the Company or by franchisees. This includes sales from digital channels, which are comprised of the mobile app, delivery and kiosk at both Company-operated and franchised restaurants. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

<u>Free cash flow</u>, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income, are measures reviewed by management in order to evaluate the Company's ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit <u>99.2</u> to the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2023.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on October 30, 2023. A link to the live webcast will be available at <u>www.investor.mcdonalds.com</u>. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at <u>www.investor.mcdonalds.com</u>. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 40,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit <u>99.2</u> to the Company's Form 8-K filing on October 30, 2023. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended September 30,	2023	2022	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 2,556.2	$ 2,124.8	$ 431.4	20 %
Revenues from franchised restaurants	4,047.1	3,671.2	375.9	10
Other revenues	88.9	76.1	12.8	17
TOTAL REVENUES	6,692.2	5,872.1	820.1	14
Operating costs and expenses				
Company-operated restaurant expenses	2,135.0	1,779.6	355.4	20
Franchised restaurants-occupancy expenses	625.4	589.0	36.4	6
Other restaurant expenses	68.1	57.4	10.7	19
Selling, general & administrative expenses				
Depreciation and amortization	96.7	93.3	3.4	4
Other	583.5	576.4	7.1	1
Other operating (income) expense, net	(24.8)	12.5	(37.3)	n/m
Total operating costs and expenses	3,483.9	3,108.2	375.7	12
OPERATING INCOME	3,208.3	2,763.9	444.4	16
Interest expense	340.7	306.2	34.5	11
Nonoperating (income) expense, net	(55.9)	(78.5)	22.6	(29)
Income before provision for income taxes	2,923.5	2,536.2	387.3	15
Provision for income taxes	606.4	554.6	51.8	9
NET INCOME	$ 2,317.1	$ 1,981.6	$ 335.5	17 %
EARNINGS PER SHARE-DILUTED	$ 3.17	$ 2.68	$ 0.49	18 %
Weighted average shares outstanding-diluted	731.6	739.5	(7.9)	(1)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Nine Months Ended September 30,		2023		2022		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	7,267.5	$	6,540.0	$	727.5	11 %
Revenues from franchised restaurants		11,567.9		10,460.8		1,107.1	11
Other revenues		252.1		255.3		(3.2)	(1)
TOTAL REVENUES		19,087.5		17,256.1		1,831.4	11
Operating costs and expenses							
Company-operated restaurant expenses		6,149.4		5,508.6		640.8	12
Franchised restaurants-occupancy expenses		1,841.9		1,761.6		80.3	5
Other restaurant expenses		187.9		187.6		0.3	—
Selling, general & administrative expenses							
Depreciation and amortization		291.2		279.0		12.2	4
Other		1,704.3		1,771.9		(67.6)	(4)
Other operating (income) expense, net		68.0		959.1		(891.1)	(93)
Total operating costs and expenses		10,242.7		10,467.8		(225.1)	(2)
OPERATING INCOME		8,844.8		6,788.3		2,056.5	30
Interest expense		1,000.6		884.1		116.5	13
Nonoperating (income) expense, net		(163.0)		417.7		(580.7)	n/m
Income before provision for income taxes		8,007.2		5,486.5		2,520.7	46
Provision for income taxes		1,577.4		1,212.5		364.9	30
NET INCOME	$	6,429.8	$	4,274.0	$	2,155.8	50 %
EARNINGS PER SHARE-DILUTED	$	8.76	$	5.75	$	3.01	52 %
Weighted average shares outstanding-diluted		733.8		743.0		(9.2)	(1)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Nine Months Ended September 30, 2023

Impact of Foreign Currency Translation	**1**
Net Income and Diluted Earnings per Share	**2**
Revenues	**3**
Comparable Sales	**4**
Systemwide Sales and Franchised Sales	**5**
Restaurant Margins	**6**
Selling, General & Administrative Expenses	**7**
Other Operating (Income) Expense, Net	**7**
Operating Income	**8**
Interest Expense	**9**
Nonoperating (Income) Expense, Net	**9**
Income Taxes	**9**
Outlook	**10**
Restaurant Information	**11**
Cautionary Statement Regarding Forward-Looking Statements	**13**
Risk Factors	**13**

SUPPLEMENTAL INFORMATION

The purpose of this Exhibit 99.2 is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and nine months ended September 30, 2023. This information should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

In January 2023, the Company announced an evolution of its successful *Accelerating the Arches* strategy. Enhancements to the strategy include the addition of Restaurant Development to the Company's growth pillars and an internal effort to modernize ways of working, *Accelerating the Organization,* both of which are aimed at elevating the Company's performance. *Accelerating the Organization* is designed to unlock further growth as the Company focuses on becoming faster, more innovative and more efficient for its customers and people. The Company will continue to incur various restructuring costs related to *Accelerating the Organization*, primarily consisting of employee termination benefits, costs to terminate contracts, including lease terminations, and professional services and other costs.

Impact of Foreign Currency Translation

The impact of foreign currency translation on consolidated operating results for the quarter primarily reflected the strengthening of the Euro and British Pound. Results for the nine months reflected the weakening of most major currencies against the U.S. Dollar, partly offset by the strengthening of the Euro.

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,	2023	2022	Currency Translation Benefit/ (Cost) 2023
Revenues	$ 6,692.2	$ 5,872.1	$ 152.1
Company-operated margins	421.2	345.2	10.2
Franchised margins	3,421.7	3,082.1	70.3
Selling, general & administrative expenses	680.2	669.7	(6.7)
Operating income	3,208.3	2,763.9	73.4
Net income	2,317.1	1,981.6	55.0
Earnings per share-diluted	$ 3.17	$ 2.68	$ 0.08

Nine Months Ended September 30,	2023	2022	Currency Translation Benefit/ (Cost) 2023
Revenues	$19,087.5	$17,256.1	$ (111.5)
Company-operated margins	1,118.1	1,031.4	(7.7)
Franchised margins	9,726.0	8,699.1	(36.6)
Selling, general & administrative expenses	1,995.5	2,050.9	2.9
Operating income	8,844.8	6,788.3	(43.9)
Net income	6,429.8	4,274.0	(18.1)
Earnings per share-diluted	$ 8.76	$ 5.75	$ (0.03)

Net Income and Diluted Earnings per Share

For the quarter, net income increased 17% (14% in constant currencies) to $2,317.1 million, and diluted earnings per share increased 18% (15% in constant currencies) to $3.17. Foreign currency translation had a positive impact of $0.08 on diluted earnings per share.

For the nine months, net income increased 50% (51% in constant currencies) to $6,429.8 million, and diluted earnings per share increased 52% (53% in constant currencies) to $8.76. Foreign currency translation had a negative impact of $0.03 on diluted earnings per share.

Results for 2023 included the following:
- Pre-tax charges of $26 million, or $0.02 per share, for the quarter and $224 million, or $0.23 per share, for the nine months, primarily related to restructuring costs associated with *Accelerating the Organization*

Results for 2022 included the following:
- Pre-tax charges of $1,281 million, or $1.44 per share, for the nine months, related to the sale of the Company's business in Russia
- Pre-tax gain of $271 million, or $0.40 per share, for the nine months, related to the Company's sale of its Dynamic Yield business
- $537 million, or $0.72 per share, for the nine months, of nonoperating expense related to the settlement of a tax audit in France

Excluding the above items, results for both periods reflected strong operating performance driven primarily by higher sales-driven Franchised margins.

During the quarter, the Company repurchased 3.8 million shares of stock for $1.1 billion, bringing total purchases for the nine months to 7.9 million shares, or $2.2 billion. Additionally, the Company paid a quarterly dividend of $1.52 per share, or $1.1 billion, bringing total dividends paid for the nine months to $3.3 billion. In October 2023, the Company declared a 10% increase in its quarterly cash dividend to $1.67 per share, payable on December 15, 2023.

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

| | Quarters Ended September 30, | | | | | | | | |
| | Net Income | | | | | Earnings per share - diluted | | | |
	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP	$2,317.1	$1,981.6	17 %	14 %	$	3.17	$ 2.68	18 %	15 %
(Gains)/charges	20.0	—				0.02	—		
Tax Settlement	—	—				—	—		
Non-GAAP	$2,337.1	$1,981.6	18 %	15 %	$	3.19	$ 2.68	19 %	16 %

| | Nine Months Ended September 30, | | | | | | | | |
| | Net Income | | | | | Earnings per share - diluted | | | |
	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP	$6,429.8	$4,274.0	50 %	51 %	$	8.76	$ 5.75	52 %	53 %
(Gains)/charges	168.1	770.7				0.23	1.04		
Tax Settlement	—	537.2				—	0.72		
Non-GAAP	$6,597.9	$5,581.9	18 %	19 %	$	8.99	$ 7.51	20 %	20 %

Revenues

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees, developmental licensees and affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology platforms, revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand and, for periods prior to its sale on April 1, 2022, third-party revenues for the Company's Dynamic Yield business.

Franchised restaurants represented approximately 95% of McDonald's restaurants worldwide at September 30, 2023. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams.

REVENUES
Dollars in millions

Quarters Ended September 30,	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 816.8	$ 713.6	14 %	14 %
International Operated Markets	1,520.0	1,220.2	25	20
International Developmental Licensed Markets & Corporate	219.4	191.0	15	13
Total	$ 2,556.2	$ 2,124.8	20 %	17 %
Franchised revenues				
U.S.	$ 1,840.3	$ 1,699.9	8 %	8 %
International Operated Markets	1,738.4	1,564.6	11	5
International Developmental Licensed Markets & Corporate	468.4	406.7	15	16
Total	$ 4,047.1	$ 3,671.2	10 %	8 %
Total Company-operated sales and Franchised revenues				
U.S.	$ 2,657.1	$ 2,413.5	10 %	10 %
International Operated Markets	3,258.4	2,784.8	17	12
International Developmental Licensed Markets & Corporate	687.8	597.7	15	15
Total	$ 6,603.3	$ 5,796.0	14 %	11 %
Total Other revenues	$ 88.9	$ 76.1	17 %	15 %
Total Revenues	$ 6,692.2	$ 5,872.1	14 %	11 %

Nine Months Ended September 30,		2023		2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	2,401.3	$	2,057.2	17 %	17 %
International Operated Markets		4,251.8		3,924.0	8	10
International Developmental Licensed Markets & Corporate		614.4		558.8	10	13
Total	$	7,267.5	$	6,540.0	11 %	12 %
Franchised revenues						
U.S.	$	5,349.6	$	4,856.8	10 %	10 %
International Operated Markets		4,888.8		4,464.1	10	9
International Developmental Licensed Markets & Corporate		1,329.5		1,139.9	17	20
Total	$	11,567.9	$	10,460.8	11 %	11 %
Total Company-operated sales and Franchised revenues						
U.S.	$	7,750.9	$	6,914.0	12 %	12 %
International Operated Markets		9,140.6		8,388.1	9	10
International Developmental Licensed Markets & Corporate		1,943.9		1,698.7	14	18
Total	$	18,835.4	$	17,000.8	11 %	11 %
Total Other revenues	$	252.1	$	255.3	(1)%	(1)%
Total Revenues	$	19,087.5	$	17,256.1	11 %	11 %

- Total Company-operated sales and franchised revenues increased 14% (11% in constant currencies) for the quarter and 11% (11% in constant currencies) for the nine months, with both periods benefiting from strong sales performance across all segments. Revenue growth in the International Operated Markets segment for the nine months was partly offset by the impact of the Company's exit from Russia in the second quarter of 2022.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)			
	Quarters Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
U.S.	8.1 %	6.1 %	10.3 %	4.5 %
International Operated Markets	8.3	8.5	10.9	13.5
International Developmental Licensed Markets & Corporate	10.5	16.7	12.3	15.9
Total	8.8 %	9.5 %	11.0 %	10.3 %

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

SYSTEMWIDE SALES*

	Quarter Ended September 30, 2023		Nine Months Ended September 30, 2023	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	8 %	8 %	11 %	11 %
International Operated Markets	16	10	11	11
International Developmental Licensed Markets & Corporate	11	13	11	16
Total	11 %	10 %	11 %	12 %

*Unlike comparable sales, the Company has not excluded sales from hyperinflationary markets from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$12,794.2	$11,838.2	8 %	8 %
International Operated Markets	10,181.1	8,896.9	14	9
International Developmental Licensed Markets & Corporate	8,387.1	7,574.8	11	13
Total	$31,362.4	$28,309.9	11 %	9 %
Ownership type				
Conventional franchised	$22,852.8	$20,671.0	11 %	8 %
Developmental licensed	5,382.2	4,778.0	13	12
Foreign affiliated	3,127.4	2,860.9	9	14
Total	$31,362.4	$28,309.9	11 %	9 %

Nine Months Ended September 30,	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$37,325.1	$33,866.0	10 %	10 %
International Operated Markets	28,564.0	25,704.9	11	11
International Developmental Licensed Markets & Corporate	23,916.6	21,517.2	11	16
Total	$89,805.7	$81,088.1	11 %	12 %
Ownership type				
Conventional franchised	$65,610.2	$59,266.9	11 %	11 %
Developmental licensed	15,171.1	13,471.2	13	15
Foreign affiliated	9,024.4	8,350.0	8	15
Total	$89,805.7	$81,088.1	11 %	12 %

Restaurant Margins

Franchised restaurant margins are measured as revenues from franchised restaurants less franchised restaurant occupancy costs. Franchised revenues include rent and royalties based on a percent of sales, and initial fees. Franchised restaurant occupancy costs include lease expense and depreciation, as the Company generally owns or secures a long-term lease on the land and building for the restaurant location.

Company-operated restaurant margins are measured as sales from Company-operated restaurants less costs for food & paper, payroll & employee benefits and occupancy & other operating expenses necessary to run an individual restaurant. Company-operated margins exclude costs that are not allocated to individual restaurants, primarily payroll & employee benefit costs of non-restaurant support staff, which are included in Selling, general and administrative expenses.

RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2023	2022		
Franchised				
U.S.	$ 1,517.9	$ 1,383.7	10 %	10 %
International Operated Markets	1,440.0	1,296.6	11	5
International Developmental Licensed Markets & Corporate	463.8	401.8	15	16
Total	$ 3,421.7	$ 3,082.1	11 %	9 %
Company-operated				
U.S.	$ 122.0	$ 105.6	16 %	16 %
International Operated Markets	286.0	230.5	24	20
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 421.2	$ 345.2	22 %	19 %
Total restaurant margins				
U.S.	$ 1,639.9	$ 1,489.3	10 %	10 %
International Operated Markets	1,726.0	1,527.1	13	8
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 3,842.9	$ 3,427.3	12 %	10 %

Nine Months Ended September 30,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2023	2022		
Franchised				
U.S.	$ 4,389.5	$ 3,927.8	12 %	12 %
International Operated Markets	4,021.2	3,646.8	10	10
International Developmental Licensed Markets & Corporate	1,315.3	1,124.5	17	20
Total	$ 9,726.0	$ 8,699.1	12 %	12 %
Company-operated				
U.S.	$ 356.0	$ 316.1	13 %	13 %
International Operated Markets	740.8	695.2	7	8
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 1,118.1	$ 1,031.4	8 %	9 %
Total restaurant margins				
U.S.	$ 4,745.5	$ 4,243.9	12 %	12 %
International Operated Markets	4,762.0	4,342.0	10	10
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$10,844.1	$ 9,730.5	11 %	12 %

n/m Not meaningful

• Results in all segments reflected strong sales-driven Franchised margins for both periods. Franchised margins represented approximately 90% of restaurant margin dollars.

• Company-operated margins in the U.S. and International Operated Markets segment reflected strong sales performance in both periods, with results partly offset by ongoing inflationary cost pressures. Results for the nine months in the International Operated Markets segment were also partly offset by the impact of the Company's exit from Russia in the second quarter of 2022.

- Total restaurant margins included depreciation and amortization expense of $401.4 million and $1.2 billion for the quarter and nine months, respectively.

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $10.5 million, or 2% (1% in constant currencies), for the quarter and decreased $55.4 million, or 3% (3% in constant currencies), for the nine months. Results for the nine months primarily reflected the comparison to prior year costs related to the 2022 Worldwide Owner/Operator convention and proxy contest, partly offset by higher current year incentive-based compensation expense.

- Selling, general and administrative expenses as a percent of Systemwide sales were 2.1% and 2.3% for the nine months ended 2023 and 2022, respectively.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
Gains on sales of restaurant businesses	$ (7.9)	$ (18.3)	$ (46.3)	$ (33.0)
Equity in earnings of unconsolidated affiliates	(49.5)	(37.3)	(122.2)	(88.5)
Asset dispositions and other (income) expense, net	6.8	68.1	12.2	70.8
Impairment and other charges (gains), net	25.8	—	224.3	1,009.8
Total	$ (24.8)	$ 12.5	$ 68.0	$ 959.1

- Equity in earnings of unconsolidated affiliates increased for the nine months, primarily due to recovery from the impact of COVID-19 in China in the prior year.

- Asset dispositions and other (income) expense, net for both periods reflected the comparison to prior year costs incurred to support the Company's business in Ukraine and higher asset write-offs in the prior year.

- Impairment and other charges (gains), net reflected pre-tax charges of $26 million and $224 million for the quarter and nine months, respectively, primarily related to restructuring costs associated with *Accelerating the Organization*.

  Results for the nine months 2022 reflected $1,281 million of pre-tax charges related to the sale of the Company's business in Russia and a pre-tax gain of $271 million related to the Company's sale of its Dynamic Yield business.

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended September 30,	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,477.8	$1,326.6	11 %	11 %
International Operated Markets	1,584.5	1,374.4	15	10
International Developmental Licensed Markets & Corporate	146.0	62.9	n/m	n/m
Total	$3,208.3	$2,763.9	16 %	13 %

Nine Months Ended September 30,	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$4,267.8	$3,797.5	12 %	12 %
International Operated Markets	4,294.7	2,639.9	63	63
International Developmental Licensed Markets & Corporate	282.3	350.9	(20)	(7)
Total	$8,844.8	$6,788.3	30 %	31 %
Operating margin	46.3 %	39.3 %		

- **Operating Income:** Operating income increased $444.4 million, or 16% (13% in constant currencies), for the quarter and $2,056.5 million, or 30% (31% in constant currencies), for the nine months. Results reflected pre-tax charges of $26 million and $224 million for the quarter and nine months, respectively, primarily related to restructuring costs associated with *Accelerating the Organization*.

  Results for the nine months 2022 reflected $1,281 million of pre-tax charges related to the sale of the Company's business in Russia and a pre-tax gain of $271 million related to the Company's sale of its Dynamic Yield business.

OPERATING INCOME & OPERATING MARGIN RECONCILIATION*
Dollars in millions

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2023	2022	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP operating income	$3,208.3	$2,763.9	16 %	13 %	$8,844.8	$6,788.3	30 %	31 %
(Gains)/charges	25.8	—			224.3	—		
Russia sale charge	—	—			—	1,280.5		
Dynamic Yield sale gain	—	—			—	(270.7)		
Total (gains)/charges	25.8	—			224.3	1,009.8		
Non-GAAP operating income	$3,234.1	$2,763.9	17 %	14 %	$9,069.1	$7,798.1	16 %	17 %
Non-GAAP operating margin					47.5 %	45.2 %		

*Refer to the Impairment and other charges (gains), net line within the Other Operating (Income) Expense, Net section on page 7 for details of the gains and charges in this table.

- Excluding the current and prior year charges and gains shown in the table above, operating income increased 17% (14% in constant currencies), for the quarter and 16% (17% in constant currencies), for the nine months. Positive operating results across all segments were due primarily to strong sales-driven growth in Franchised margins.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-operated restaurants. Additionally, temporary restaurant closures, which vary by segment, impact the contribution of each segment to the consolidated operating margin.

  The increase in non-GAAP operating margin was due primarily to sales-driven growth in Franchised margins.

Interest Expense

- Interest expense increased 11% (10% in constant currencies) for the quarter and 13% (13% in constant currencies) for the nine months. Results for both periods reflected higher average interest rates and higher average debt balances.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET

Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2023	2022	2023	2022
Interest income	$ (47.3)	$ (10.8)	$ (122.1)	$ (18.0)
Foreign currency and hedging activity	0.6	(50.4)	(18.9)	(88.7)
Other (income) expense, net	(9.2)	(17.3)	(22.0)	524.4
Total	$ (55.9)	$ (78.5)	$ (163.0)	$ 417.7

- Interest income for both periods increased due to higher average interest rates.

- Foreign currency and hedging activity includes net gains or losses on certain hedges that reduce the exposure to variability on certain intercompany foreign currency cash flow streams.

- Other (income) expense, net for 2022 included $537 million for the nine months of nonoperating expense related to the settlement of a tax audit in France.

Income Taxes

- The effective income tax rate was 20.7% and 21.9% for the quarters ended 2023 and 2022, respectively, and 19.7% and 22.1% for the nine months ended 2023 and 2022, respectively.

- The effective tax rate for the nine months 2022 reflected $239 million of net tax benefits related to the sale of the Company's Russia and Dynamic Yield businesses and the unfavorable impact of the non-deductible $537 million of nonoperating expense related to the settlement of a tax audit in France. Excluding these items, the effective tax rate was 20.6% for the nine months 2022.

Outlook

Based on current conditions, the following is provided to assist in forecasting the Company's future results for 2023.

- The Company expects net restaurant unit expansion will contribute nearly 1.5% to 2023 Systemwide sales growth, in constant currencies.

- The Company expects full year 2023 selling, general and administrative expenses to be about 2.2% of Systemwide sales.

- The Company expects 2023 operating margin percent to be about 46%. Excluding charges primarily related to restructuring costs associated with *Accelerating the Organization,* adjusted operating margin is expected to be about 47%.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2023 to increase between 12% and 13%, driven by higher average debt balances and higher average interest rates.

- The Company expects the effective income tax rate for the full year 2023 to be in the 19% to 21% range. Some volatility may result in a quarterly tax rate outside of the annual range.

- The Company expects 2023 capital expenditures to be between $2.2 and $2.4 billion, about half of which will be directed towards new restaurant unit expansion across the U.S. and International Operated Markets. Globally, the Company expects to open about 1,900 restaurants. The Company will open more than 400 restaurants in the U.S. and International Operated Markets segments, and developmental licensees and affiliates will contribute capital towards about 1,500 restaurant openings in their respective markets. The Company expects about 1,500 net restaurant additions in 2023.

- The Company expects to achieve a free cash flow conversion rate of nearly 90%.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2023	2022	Inc/ (Dec)
U.S.	13,459	13,435	24
International Operated Markets			
France	1,549	1,528	21
Canada	1,460	1,456	4
United Kingdom	1,414	1,383	31
Germany	1,413	1,427	(14)
Australia	1,025	1,023	2
Italy	678	641	37
Spain	590	567	23
Poland	532	506	26
Other	1,501	1,473	28
Total International Operated Markets	10,162	10,004	158
International Developmental Licensed Markets & Corporate			
China	5,582	4,905	677
Japan	2,967	2,946	21
Brazil	1,113	1,077	36
Philippines	705	682	23
India	553	497	56
Taiwan	405	402	3
South Korea	402	399	3
Other	5,850	5,633	217
Total International Developmental Licensed Markets & Corporate	17,577	16,541	1,036
Systemwide restaurants	41,198	39,980	1,218
Countries	115	118	(3)

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2023	2022	Inc/ (Dec)
U.S.			
Conventional franchised	12,770	12,775	(5)
Company-operated	689	660	29
Total U.S.	13,459	13,435	24
International Operated Markets			
Conventional franchised	8,868	8,769	99
Developmental licensed	165	153	12
Total Franchised	9,033	8,922	111
Company-operated	1,129	1,082	47
Total International Operated Markets	10,162	10,004	158
International Developmental Licensed Markets & Corporate			
Conventional franchised	123	97	26
Developmental licensed	8,285	7,991	294
Foreign affiliated	8,843	8,145	698
Total Franchised	17,251	16,233	1,018
Company-operated	326	308	18
Total International Developmental Licensed Markets & Corporate	17,577	16,541	1,036
Systemwide			
Conventional franchised	21,761	21,641	120
Developmental licensed	8,450	8,144	306
Foreign affiliated	8,843	8,145	698
Total Franchised	39,054	37,930	1,124
Company-operated	2,144	2,050	94
Total Systemwide	41,198	39,980	1,218

Cautionary Statement Regarding Forward-Looking Statements

The information in this report contains forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words, such as "could," "should," "can," "continue," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "confident," "commit" and "potential" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the dates the statements are made. Except as required by law, we do not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements.

Risk Factors

Our business results are subject to a variety of risks, including those that are described below and elsewhere in our filings with the Securities and Exchange Commission. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial may also significantly adversely affect our business. If any of these risks were to materialize or intensify, our expectations (or the underlying assumptions) may change and our performance may be adversely affected.

STRATEGY AND BRAND

If we do not successfully evolve and execute against our business strategies, we may not be able to drive business growth.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies – including the components of our *Accelerating the Arches* growth strategy – must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's continued ability to:

- capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages, including by maximizing our marketing, committing to our core menu items, and doubling down on digital, delivery, drive thru and restaurant development;

- innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- build upon our investments to transform and enhance the customer experience;

- run great restaurants by driving efficiencies and expanding capacities while prioritizing health and safety;

- accelerate our existing strategies, including through growth opportunities; and

- evolve and adjust our strategies in response to, among other things, changing consumer behavior, and other events impacting our results of operations and liquidity.

If we are delayed or unsuccessful in evolving or executing against our strategies, if the execution of our strategies proves to be more difficult, costly or time consuming than expected, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value or relevance of our brand could have an adverse impact on our financial results.

To continue to be successful in the future, we believe we must preserve, enhance and leverage the value and relevance of our brand, including our corporate purpose, mission and values. Brand value is based in part on consumer perceptions, which are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and general business practices across the System, including the people practices at McDonald's restaurants. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which continuously evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the "informal eating out" ("IEO") segment or perceptions of our brand, generally or relative to available alternatives. Our business could also be impacted by business incidents or practices, whether actual or perceived, particularly if they receive considerable publicity or result in litigation, as well as by our position or perceived lack of position on environmental, social responsibility, public policy, geopolitical and similar matters. In addition, we cannot ensure that franchisees will not take actions that adversely affect the value and relevance of our brand. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment or our brand, culture, operations, suppliers or franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and financial results may suffer.

If we do not anticipate and address industry trends and evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and industry trends in food sourcing, food preparation, food offerings, and consumer behavior and preferences, including with respect to the use of digital channels and environmental and social responsibility matters. If we are not able to predict, or quickly and effectively respond to, these changes, or if our competitors are able to do so more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer behavior and preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies and marketing plans, as well as the value proposition they represent, are expected to continue to be important components of our business strategy. However, they may not be successful, or may not be as successful as the efforts of our competitors, which could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching consumers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital, allows us to reach consumers effectively, efficiently and in ways that are meaningful to them. If our advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to transform and enhance the customer experience, including through technology, may not generate the expected results.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in restaurant development, technology, digital engagement and delivery in order to transform and enhance the customer experience. As part of these investments, we are continuing to place emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, mobile ordering and payment systems, and enhancing our drive thru technologies, which efforts may not generate expected results. We also continue to expand and refine our delivery initiatives, including through integrating delivery and mobile ordering. Utilizing a third-party delivery service may not have the same level of profitability as a non-delivery transaction, and may introduce additional food quality, food safety and customer satisfaction risks. If these customer experience initiatives are not successfully executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short- or long-term impact on our results.

We compete primarily on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in restaurant development, technology, digital engagement and delivery, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting others, which could have the overall effect of harming our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

Our success depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been, and may never be, registered in all of the countries outside of the U.S. in which we do business or may do business in the future. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to do so in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time consuming, result in costly litigation and harm our business.

In addition, we cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that adversely affect the value of our intellectual property.

OPERATIONS

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and market share.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or trade-related tariffs or controls, trade policies and regulations, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Such disruptions or volatility can also result from acts of war, terrorism or other hostilities. For example, the war between Russia and Ukraine has resulted in volatile and unpredictable conditions throughout the region, exacerbated volatile macroeconomic conditions and increased pressure on our supply chain and the availability and costs of commodities, including energy, which we expect to continue to impact our financial results. The broader impacts of the war and related sanctions, including on macroeconomic conditions, geopolitical tensions, consumer demand and the ability of us and our franchisees to operate in certain geographic areas, may also continue to have an adverse impact on our business and financial results.

While we may face challenges and uncertainties in any of the markets in which we operate, such challenges and uncertainties are often heightened in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. In many cases, such challenges may be exacerbated by the lack of an independent and experienced judiciary and uncertainty in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could adversely affect our business and financial results.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure a reliable and sufficient supply of quality products, equipment and other materials on favorable terms. Although many of these items are sourced from a wide variety of suppliers in countries around the world, certain items have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions and related price increases have in the past and may in the future adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such interruptions and price increases could be caused by shortages, inflationary pressures, unexpected increases in demand, transportation-related issues, labor-related issues, technology-related issues, weather-related events, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond the control of us or our suppliers or franchisees. Interruptions in our System's supply chain or ineffective contingency planning can increase our costs and/or limit the availability of products, equipment and other materials that are critical to our System's operations or to restaurant development.

Our franchise business model presents a number of risks.

Our success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. If franchisee sales trends worsen, or any of such risks materialize or intensify, our financial results could be negatively affected, which may be material.

Our success also relies on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors, including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Continued challenges with respect to labor, including availability and cost, could adversely impact our business and results of operations.

Our success depends in part on our System's ability to effectively attract, recruit, develop, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive labor market. We and our franchisees have experienced and may continue to experience challenges in adequately staffing certain McDonald's restaurants, which can negatively impact operations, including speed of service to customers, and customer satisfaction levels. The System's ability to meet its labor needs is generally subject to external factors, including the availability of sufficient workforce, unemployment levels and prevailing wages in the markets in which we operate.

Further, our System has experienced increased costs and competition associated with attracting, recruiting, developing, motivating and retaining qualified employees, as well as with promoting awareness of the opportunities of working at McDonald's restaurants. We and our franchisees also continue to be impacted by increasingly complex U.S. and international laws and regulations affecting our respective workforces. These laws and regulations are increasingly focused on, and in certain cases impose requirements with respect to, employment matters such as wages and hours, healthcare, immigration, retirement and other employee benefits and workplace practices. Such laws and regulations can expose us and our franchisees to increased costs and other effects of compliance, including potential liability, and all such labor and compliance costs could have a negative impact on our Company-operated margins and franchisee profitability.

Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety, could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to attract, recruit, develop, motivate and retain talent) or our franchisees and suppliers, whose performance may have a significant impact on our results.

Effective succession planning is important to our continued success.

Effective succession planning for management is important to our long-term success. Failure to effectively attract, recruit, develop, motivate and retain qualified key personnel, or to execute smooth personnel transitions, could disrupt our business and adversely affect our results.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources aimed at ensuring that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, occur within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand, reputation and financial results.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital, delivery and drive thru, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels, the cost of financing, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond our control. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, that support our business operations, including our digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our or our franchisees' operations, or our customers' experiences and perceptions.

Security incidents or breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties with whom we communicate or collaborate (including franchisees) or the systems of third-party providers. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. Certain of these technology systems contain personal, financial and other information of our customers, employees, franchisees and their employees, suppliers and other third parties, as well as financial, proprietary and other confidential information related to our business. Despite response procedures and measures in place in the event of an incident, a security breach could result in disruptions, shutdowns, or the theft or unauthorized disclosure of such information. The actual or alleged occurrence of any of these incidents could result in mitigation costs, reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities.

Despite the implementation of business continuity measures, any of these technology systems could become vulnerable to damage, disability or failures due to fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and maintenance. Our increasing reliance on third-party systems also subjects us to risks faced by those third-party businesses, including operational, security and credit risks. If technology systems were to fail or otherwise be unavailable, or if business continuity or disaster recovery plans were not effective, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations.

LEGAL AND REGULATORY

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive regulations involving, among other matters, restaurant operations, product packaging, marketing, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. We also are subject to increasing public focus, including by governmental and non-governmental organizations, on environmental, social responsibility and corporate governance matters. Our success depends in part on our ability to manage the impact of regulations and other initiatives that can affect our business plans and operations, which have increased and may continue to increase our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including, but not limited to, class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/tenant disputes, supplier-related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation, legislative and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law or other purposes, if determined adversely, could challenge our franchise business model, increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;
- the cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and
- adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third-party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings.

In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, interest rate levels, competition, consumer and demographic trends and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. Any such changes could have a significant adverse effect on our reported results for the affected periods.

If we fail to comply with privacy and data protection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data protection requirements, including those associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. An increasing number of our markets have enacted new privacy and data protection requirements (including the European Union's General Data Protection Regulation and various U.S. state-level laws), and further requirements are likely to be proposed or enacted in the future. Failure to comply with these privacy and data protection laws could result in legal proceedings and substantial penalties and materially adversely impact our financial results or brand perceptions.

MACROECONOMIC AND MARKET CONDITIONS

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, including inflationary pressures, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can be impacted by a variety of factors, including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions put pressure on our operating performance and business continuity disruption planning, and our business and financial results may suffer as a result.

Our results of operations are also affected by fluctuations in currency exchange rates, and unfavorable currency fluctuations could adversely affect reported earnings.

Health epidemics or pandemics could adversely affect our business and financial results.

Health epidemics or pandemics – such as the global outbreak of COVID-19 in early 2020 – have in the past and may in the future impact macroeconomic conditions, consumer behavior, labor availability and supply chain management, as well as local operations in impacted markets, all of which can adversely affect our business, financial results and outlook. Governmental responses to health epidemics or pandemics, including operational restrictions, can also affect the foregoing items and adversely affect our business and financial results. The duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance and effectiveness of preventative measures. A health epidemic or pandemic may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel and utilities, as well as distribution and other operating costs, including labor. Volatility in certain commodity prices and fluctuations in labor costs have adversely affected and in the future could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef, chicken and pork, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand and other macroeconomic conditions, international commodity markets, food safety concerns, product recalls, government regulation, and acts of war, terrorism or other hostilities, all of which are beyond our control and, in many instances, unpredictable. Our System can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, our collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders were to impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. Any such events could have a material adverse effect on our business and financial condition.

The trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the trading volatility and price of our common stock in addition to our operating results and prospects. These factors, many of which are beyond our control, include the following:

- the unpredictable nature of global economic and market conditions;

- governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

- trading activity in our common stock, in derivative instruments with respect to our common stock or in our debt securities, which can be affected by: market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our common stock by significant shareholders; and trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- the impact of our stock repurchase program or dividend rate; and

- the impact of corporate actions, including changes to our corporate structure, and market and third-party perceptions and assessments of such actions, including those we may take from time to time as we implement our business strategies in light of changing business, legal and tax considerations.

Our business is subject to an increasing focus on environmental and social impact matters.

In recent years, there has been an increasing focus by stakeholders – including employees, franchisees, customers, suppliers, governmental and non-governmental organizations and investors – on environmental and social impact matters. A failure, whether real or perceived, to address environmental and social impact matters or to achieve progress on our environmental and social impact initiatives on the anticipated timing or at all, could adversely affect our business, including by heightening other risks disclosed in these Risk Factors, such as those related to consumer behavior, consumer perceptions of our brand, labor availability and costs, supply chain interruptions, commodity costs, and legal and regulatory complexity. Conversely, our taking a position, whether real or perceived, on environmental and social impact, public policy, geopolitical and similar matters could also adversely impact our business.

The standards we set for ourselves regarding environmental and social impact matters, and our ability to meet such standards, may also impact our business. For example, we are working to manage risks and costs to our System related to climate change, greenhouse gases, and diminishing energy and water resources, and we have announced initiatives relating to, among other things, climate action, sustainability, and responsible sourcing. In addition, we are engaging in social impact initiatives, including community engagement and philanthropy; as well as diversity, equity and inclusion efforts, such as increasing diverse representation in our corporate workforce and our franchisees, and increasing business diversity spend. We have faced increased scrutiny related to reporting on and achieving these initiatives, as well as continued public focus on similar matters, such as packaging and waste, animal health and welfare, deforestation and land use. We have also experienced increased pressure from stakeholders to provide expanded disclosure and establish additional commitments, targets or goals, and take actions to meet them, which could expose us to additional market, operational, execution and reputational costs and risks. Moreover, addressing environmental and social impact matters requires Systemwide as well as third party coordination and alignment, over which we do not have complete control and which may be unpredictable. The standards by which certain environmental and social impact matters are measured are also evolving and subject to assumptions that could change over time.

Events such as severe weather conditions, natural disasters, hostilities, social unrest and climate change, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, acts of war, terrorism or other hostilities, social unrest or climate change (or expectations about them) can adversely affect consumer behavior and confidence levels, supply availability and costs and local operations in impacted markets, all of which can affect our results and prospects. Climate change may also increase the frequency and severity of weather-related events and natural disasters. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.